Exhibit (a)(1)(F)
E-mail to Employees dated December 1, 2005, Announcing the Offer to Exchange
     Barbara McArthur and I are happy to announce that Actel is offering you the opportunity to participate in an employee Stock Option/Restricted Stock Unit Exchange Program (Exchange Program). Under the Exchange Program, you may exchange “eligible stock options” for “restricted stock units.” “Eligible stock options” are all of your unexercised stock options (whether vested or unvested) with an exercise price per share of $19.73 or more. “Restricted stock units” are a type of award that is essentially a promise by Actel to issue shares of Common Stock to you in the future upon satisfaction of the applicable vesting requirements. The number of restricted stock units that you would receive in exchange for your eligible stock options, as well as the vesting schedule of the restricted stock units, depends on the number and exercise price of your eligible stock options. Your participation is completely voluntary, but if you decide to participate in the Exchange Program, you must exchange all of your eligible stock options.
     Actel is offering the Exchange Program primarily to reduce our stock option “overhang.” Our Board of Directors and management also believe that the restricted stock units will provide a much more powerful retention incentive for employees than the eligible stock options, which are significantly “underwater.” You have the opportunity to exchange your eligible stock options for restricted stock units, which are more certain to provide you with liquidity, but participation in the Exchange Program also carries risk. The exchange ratios offered in the Exchange Program are not one-for-one, so your eligible stock options have greater potential upside value, and the restricted stock units are subject to vesting.
     This notice does not constitute the offer to exchange. The full terms of the offer are described in the (1) Offer to Exchange Certain Outstanding Options for Restricted Stock Units; (2) Memorandum from me and Barbara McArthur dated December 1, 2005 (Memorandum); (3) Election Form; and (4) Withdrawal Form. You may pick up these documents, as well as a statement of your eligible stock options, in the Board Room, which is located on the second floor of Building 1, at the following times:

Date	Time
Thursday, December 1	1:00 p.m. to 4:00 p.m.
Friday, December 2	9:00 a.m. to 4:00 p.m.
For your convenience, a copy of the Memorandum is attached to this email. The Memorandum is an introduction to the Exchange Program, but does not detail all of the terms and conditions that apply. You should carefully read all of the documents before you decide whether to participate in the Exchange Program.
     Barbara and I will be hosting meetings to discuss the Exchange Offer in the Monterey conference room in Building 1 at the following times:

Date	Time
Friday, December 2	2:30 p.m. and 4:00 p.m.
Monday, December 5	10:30 a.m., 2:30 p.m., and 4:00 p.m.
Tuesday, December 6.	8:30 a.m., 1:00 p.m., and 2:30 p.m.
Monday, December 12.	4:00 p.m.
Tuesday, December 13	10:30 a.m.

Barbara and I will also be hosting teleconferences to discuss the Exchange Offer at the following times:

Date	Time
Monday, December 5	8:30 a.m.
Tuesday, December 6.	10:30 a.m.
Tuesday, December 13	1:00 p.m.
To participate in a teleconference, dial 877-468-2134 and enter 475432 as the participant code.